Exhibit 1
InterOil Corporation 2nd Quarter, 2006
Management’s Discussion and Analysis
August 14, 2006

Management’s Discussion and Analysis	2
Overview	2
Summary of Quarterly Results	2
Business Environment	4
Risk Factors	4
Forward-looking statements	4
Results of Operations	5
Upstream—Exploration and Production	5
Midstream—Refining and Marketing	7
Downstream—Wholesale and Retail Distribution	12
Corporate and Consolidation	13
Non-GAAP Measures	14
Capital Resources	15
Operating Activities	15
Investing Activities	15
Financing Activities	15
Upstream Capital Expenditures	16
Midstream Capital Expenditures	16
Downstream Capital Expenditures	16
Liquidity	16
Sources of Capital	16
Capital Requirements	17
Contractual Obligations and Commitments	18
Off-Balance Sheet Arrangements	18
Transactions with Related Parties	19
Share Capital	19
Financial and Derivative Instruments	20
Restricted Cash	20
Foreign Currency Hedge Contracts	20
Commodity Derivative Contracts	20
Critical Accounting Estimates	20
New Accounting Standards	21
Public Securities Filings	21
InterOil Corporation

August 14, 2006
Management’s Discussion and Analysis
The following Management’s Discussion and Analysis (MD&A), dated August 14, 2006, was prepared by the management of InterOil with respect to our financial performance for the periods covered by the related interim financial statements, along with a detailed analysis of our financial position and prospects. The information in this MD&A was approved by our Audit Committee on behalf of our Board of Directors on August 14, 2006 and incorporates all relevant considerations to that date. This MD&A should be read in conjunction with our audited annual consolidated financial statements and accompanying notes for the year ended December 31, 2005 and our unaudited interim financial statements and accompanying notes for the three and six month periods ended June 30, 2006. Our financial statements and the financial information contained in this MD&A have been prepared in accordance with generally accepted accounting principles in Canada and are presented in United States dollars. References to “we,” “us,” “our,” and “InterOil” refer to InterOil Corporation and its subsidiaries.
Overview
Our goal continues to be the development of a vertically-integrated energy company whose focus is on operations in Papua New Guinea and the surrounding region. Our operations are organized into three major business segments:
•	Exploration and Production. Our upstream business segment explores for oil and natural gas in Papua New Guinea.

•	Refining and Marketing. Our midstream business segment operates our refinery in Papua New Guinea and markets the refined products it produces both domestically in Papua New Guinea and for export.

•	Wholesale and Retail Distribution. Our downstream business segment is engaged in the wholesale and retail distribution of refined products in Papua New Guinea.
Summary of Quarterly Results
Our consolidated net loss after tax of $17.8 million for the quarter ended June 30, 2006 represents, an increase of $4.9 million compared to the loss of $12.9 million for the same period in 2005. Our consolidated net loss after tax of $32.1 million for the six month period ended June 30, 2006 represents an increase of $7.9 million compared to the loss of $24.2 million for the same period in 2005.
The net loss for our upstream business segment of $4.2 million during the second quarter of 2006 increased by $1.5 million compared to a loss of $2.7 million in the same quarter of 2005. The primary reason for the increased loss during the second quarter of 2006 compared to the same period in 2005 was an increase in exploration costs that are not credited against the indirect participation interest liability related to the indirect participation interest agreements. The net loss for our upstream business segment of $7.0 million during the six month period ended June 30, 2006 increased by $2.7 million compared to a loss of $4.3 million for the same period in 2005. In addition to the increase in exploration costs that are directly expensed as described above, the recognition of an asset impairment expense related to the sale of a barge increased the loss during the six month period ended June 30, 2006 compared to the same period in 2005.
Our midstream business segment recognized a loss of $13.7 million for the quarter ended June 30, 2006 compared to a loss of $12.2 million for the quarter ended June 30, 2005. For the six month period ended June 30, 2006, our midstream business segment recognized a loss of $23.9 million compared to a loss of $20.6 million for the same period in 2005. The $1.5 million in increased losses for the second quarter of 2006 and the $3.3 million in increased losses for the six month period ended June 30, 2006 when compared to the same periods in 2005 was primarily due to the refinery being shut down for 41 and 68 days during the three and six month periods ended June 30, 2006 compared to no shut down days during the second quarter of 2005 and 12 days during the six month period ended June 30, 2005.
InterOil Corporation

Net income after tax from our downstream business segment was $2.4 million during the second quarter of 2006 compared to net income of $1.9 million for the same period in 2005. The $0.5 million in increased income from our downstream business segment for the second quarter of 2006 compared to the same period in 2005 is primarily attributable to an increase in the sales price of refined products relative to our purchase price for the products sold during the second quarter of 2006 when compared to the second quarter of 2005. Net income after tax of $2.1 million from our downstream business segment for the six month period ended June 30, 2006 was unchanged from the same period in 2005.
The following table summarizes unaudited financial information for the three months ended June 30, 2006 and the preceding seven quarters.

Quarters ended
($ thousands, except per share data)	2006		2005 (adjusted)(1)				2004
(unaudited)	June 30	Mar 31	Dec 31	Sept 30	June 30	Mar 31(2)	Dec 31	Sep 30(3)
Sales and operating revenues	124,671	110,283	130,200	124,481	125,275	103,584	22,151	36,226
Upstream	1,196	996	—	—	—	—	—	—
Midstream	106,693	103,009	108,488	115,203	114,734	97,996	—	26,310
Downstream	37,963	27,776	43,741	27,470	30,062	23,588	39,811	10,134
Corporate & Consolidated	(21,181)	(21,498)	(22,029)	(18,192)	(19,521)	(18,000)	(17,660)	(218)
Earnings before interest, taxes, depreciation and amortization(4)	(10,258)	(9,105)	(5,565)	3,485	(6,856)	(5,688)	(40,306)	(3,534)
Upstream	(4,013)	(2,581)	(3,217)	(2,058)	(2,651)	(1,604)	(37,395)	(360)
Midstream	(8,320)	(5,326)	(6,470)	6,000	(6,778)	(3,460)	(2,684)	(1,538)
Downstream	3,527	(358)	3,674	2,526	2,619	629	3,441	1,734
Corporate & Consolidated	(1,452)	(840)	448	(2,983)	(46)	(1,253)	(3,668)	(3,370)
Net income (loss) per segment(5)	(17,761)	(14,363)	(12,162)	(2,912)	(12,853)	(11,355)	(43,856)	(4,917)
Upstream	(4,187)	(2,780)	(3,307)	(2,273)	(2,655)	(1,609)	(37,405)	(362)
Midstream	(13,677)	(10,266)	(11,887)	1,017	(12,155)	(8,443)	(3,840)	(1,400)
Downstream	2,394	(314)	2,515	1,465	1,857	255	2,349	761
Corporate & Consolidated	(2,291)	(1,003)	517	(3,121)	100	(1,558)	(4,960)	(3,916)
Net income (loss) per share(5)
Per share—Basic	(0.60)	(0.49)	(0.42)	0.10	(0.45)	(0.40)	(1.73)	(0.19)
Per share—Diluted	(0.60)	(0.49)	(0.42)	0.10	(0.45)	(0.40)	(1.73)	(0.19)

(1)	Comparative quarterly results for all quarters during 2005 have been adjusted and re-presented to include the adopted accounting treatment for exploration expenses associated with our $125 million Indirect Participation Interest Agreement entered into in February 2005 as reviewed by our auditors in the third quarter of 2005. The adjusted results present the quarterly financial information as if the indirect participation interest accounting policy we adopted during the third quarter of 2005 had been adopted at the inception of the agreement. See Note 23 to our unaudited financial statements for the three and six month periods ended June 30, 2006 and 2005.

(2)	Practical completion of our refinery occurred in the first quarter of 2005. For quarterly comparative purposes as well as for the years ended December 31, 2005 and 2004, the commencement of refining operations should be taken into account when analyzing the respective financial statements. Refining operations on a progressive start-up basis commenced in the first quarter of 2005.

(3)	It was identified in the fourth quarter of 2004 that the statement of operations for the quarter ending September 30, 2004 included sales and cost of sales of our refined products sold by our downstream business segment during the commissioning of our refinery. These sales and costs of sales were adjusted to plant and equipment in the fourth quarter of 2004. For comparative purposes, the September 30, 2004 amounts in the table include subsequent period adjustments of revenue ($11,336,839) and cost of sales ($9,397,373). The net impact of these adjustments has increased the net loss by $1,939,466.

(4)	Earnings before interest, taxes, depreciation and amortization, commonly referred to as EBITDA, represents our net income (loss) less (plus) total interest expense (excluding amortization of debt issuance costs), income tax expense, depreciation and amortization expense. For a reconciliation of net income (loss), a Canadian generally accepted accounting principles measure, to EBITDA, a non-GAAP measure, see “Non-GAAP Measures” below.

(5)	We did not have any discontinued operations or extraordinary items during the periods covered by this table.
InterOil Corporation

Business Environment
Risk Factors
Our financial results are significantly influenced by the business environment in which we operate. A summary of the various risks can be found under the heading “Risk Factors” in our 2005 Annual Information Form dated March 31, 2006 available at www.sedar.com. Except to the extent supplemented below, we do not believe that our business risks have materially changed since the date of our 2005 Annual Information Form.
If our refining margins do not meet our expectations, we may be required to write down the value of our refinery.
The determination of our refinery’s fair market value is highly dependent upon the difference between the sales price we receive for refined products that we produce and the cost of the crude feedstocks used to produce those refined products. This difference is commonly referred to as refining margin. We believe that the optimization work recently performed at our refinery has improved its operating efficiency. However, if this optimization work does not result in the expected improvements in our refining margin or volatile market conditions beyond our control cause our refining margins and resulting cash flows to fall below expectations, we will be required to write down the carrying value of our refinery on our balance sheet. Any significant write down of the value of our refinery would result in our failure to meet the financial covenants under our outstanding loan agreements.
Forward-looking statements
This MD&A contains “forward-looking statements” as defined in U.S. federal and Canadian securities laws. All statements, other than statements of historical fact, included in or incorporated by reference in this MD&A are forward-looking statements. Forward-looking statements include, without limitation, statements regarding our plans for expanding our business segments, business strategy, plans and objectives for future operations, future capital and other expenditures, and those statements preceded by, followed by or that otherwise include the words “may,” “plans,” “believes,” “expects,” “anticipates,” “intends,” “estimates” or similar expressions or variations on such expressions. Each forward-looking statement reflects our current view of future events and is subject to risks, uncertainties and other factors that could cause our actual results to differ materially from any results expressed or implied by our forward-looking statements. These risks and uncertainties include, but are not limited to:
•	our lack of a substantial operating history;

•	the ability of our refinery to operate at full capacity and to operate profitability;

•	our ability to market refinery output;

•	uncertainty involving the geology of oil and gas deposits and reserve estimates;

•	the results of our exploration program and our ability to transport crude oil and natural gas to markets;

•	delays and changes in plans with respect to exploration or development projects or capital expenditures;

•	political, legal and economic risks related to Papua New Guinea;

•	our dependence on exclusive relationships with our suppliers and customers;

•	our ability to obtain necessary licenses, permits and other approvals;

•	the impact of competition;

•	the enforceability of your legal rights;

•	the volatility of prices for crude oil and refined products, and the volatility of the difference between our purchase price for oil feedstocks and the sales price of our refined products;
InterOil Corporation

•	adverse weather, explosions, fires, natural disasters and other operating risks and hazards, some of which may not be insured;

•	the uncertainty of our ability to attract capital;

•	covenants in our financing and other agreements that may limit our ability to engage in business activities, raise additional financing or respond to changes in markets or competition; and

•	the risks described under the heading “Risk Factors” in our 2005 Annual Information Form dated March 31, 2006.
Although we believe that the assumptions underlying our forward-looking statements are reasonable, any of the assumptions could be inaccurate, and, therefore, we cannot assure you that the forward-looking statements included in this MD&A will prove to be accurate. In light of the significant uncertainties inherent in our forward-looking statements, the inclusion of such information should not be regarded as a representation by us or any other person that our objectives and plans will be achieved. Some of these and other risks and uncertainties that could cause actual results to differ materially from such forward-looking statements are more fully described under the heading “Risk Factors” in our 2005 Annual Information Form dated March 31, 2006 and elsewhere in this MD&A. Except as may be required by applicable law, we undertake no obligation to publicly update or advise of any change in any forward-looking statement, whether as a result of new information, future events or otherwise. In making these statements, we disclaim any obligation to address or update each factor in future filings with Canadian securities regulatory authorities or the U.S. Securities and Exchange Commission, or communications regarding our business or results, and we do not undertake to address how any of these factors may have caused changes to discussions or information contained in previous filings or communications. In addition, any of the matters discussed above may have affected our past results and may affect future results so that our actual results may differ materially from those expressed in this MD&A and in prior or subsequent communications.
Our forward-looking statements are expressly qualified in their entirety by this cautionary statement.
We currently have no reserves as defined in Canadian National Instrument 51-101 Standards of Disclosure for Oil and Gas Activities. All information contained in this MD&A regarding resources are references to undiscovered resources under Canadian National Instrument 51-101, whether stated or not.
Results of Operations
Upstream—Exploration and Production
Quarter and six months ended June 30, 2006 compared to the same periods in 2005
Our exploration and production business segment reported a loss of $4.2 million for the quarter ended June 30, 2006 compared to a loss of $2.7 million for the quarter ended June 30, 2005 and a loss of $7.0 million for the six months ended June 30, 2006 compared with a loss of $4.3 million for the six month period ended June 30, 2005. The primary reason for the increased loss during the second quarter of 2006 compared to the same period in 2005 was an increase in exploration costs that are not credited against our indirect participation interest liability related to the indirect participation interest agreements. In addition to the increase in exploration costs that are directly expensed as described in the preceding sentence, the recognition of an asset impairment expense related to the sale of a barge increased the loss during the six month period ended June 30, 2006 compared to the same period in 2005.
InterOil Corporation

The following table shows the results for our upstream business segment for the three and six month periods ended June 30, 2006 and 2005.

Upstream Operating results	Three months ended June 30,		Six months ended June 30,
($ thousands)	2006	2005 (adjusted)	2006	2005 (adjusted)
External sales	—	—	—	—
Inter-segment revenue	—	—	—	—
Other unallocated revenue	1,196	—	2,192	—
Total segment revenue	1,196	—	2,192	--
Cost of sales and operating expenses	—	—	—	—
Office and administration and other expenses	2,632	490	3,320	894
Impairment expense on barge sale	—	—	756	—
Exploration costs	1,660	401	1,663	88
Exploration impairment	23	280	265	280
Depreciation and amortization	173	2	371	5
Accretion expense	893	1,480	2,781	2993
Interest expense	2	2	3	4
Loss from ordinary activities before income taxes	(4,187)	(2,655)	(6,967)	(4,264)
Income tax expenses	—	—	—	—
Total net loss	(4,187)	(2,655)	(6,967)	(4,264)
Revenues
As of June 30, 2006, we had discovered gas and gas liquids in our Elk-1 well located in Petroleum Prospecting License 238. However, in order to determine whether or not this discovery contains commercial quantities of gas reserves that can be classified as proved or probable, we will have to further evaluate this discovery and drill additional wells. As of June 30, 2006, we have not generated any operational revenues from our upstream business segment.
The value of our company-owned rig is charged against our indirect participation interest liability at current market day rates. Because we directly expense the costs of owning and maintaining this rig, the amounts charged to the indirect participation interest liability are recognized as revenue by our upstream business segment. In addition, during the second quarter of 2006 we assisted a third party oil exploration company with their logistics and re-charged helicopter and camp services.
Expenses
The accounting treatment for exploration expenses associated with our indirect participation interest agreements requires us to deduct the majority of our costs incurred in the drilling of exploration wells and acquisition of seismic and airborne gravity data against the liability to the participants under these indirect participation interest agreements. Exploration costs that are credited against the indirect participation interest liability are not expensed in our statement of operations. Due to the ability of the participants in this agreement to elect to convert their investment into our common shares, a portion of the proceeds that we received under this agreement were accounted for as an equity contribution rather than a liability. As a result, the portion of our exploration costs associated with the indirect participation interest agreements that are deemed to be paid for with proceeds from the equity contribution are directly expensed.
In the second quarter of 2006, total expenses from our upstream business segment increased by $2.7 million when compared to the same period in 2005. The increase in costs is primarily related to rig operating expenses of $1.1 million, which are offset by the revenue described above, and $1.0 million of seismic acquisition costs which were considered to have been paid using the equity portion of the proceeds from the indirect participation interest agreements and were not charged against the indirect participation interest
InterOil Corporation

liability. Total expenses for our upstream business segment for the six month period ended June 30, 2006 increased by $4.9 million when compared to the same period in 2005. The increase in costs during this six month period is primarily related to rig operating expenses of $1.1 million, $1.6 million of seismic acquisition costs that were not charged against our indirect participation interest liability, and $0.8 million that was recognized as an asset impairment upon the sale of a barge.
Office and administrative and other expenses increased by $2.1 million during the second quarter of 2006 compared to the second quarter of 2005 and $2.4 million during the six month period ended June 30, 2006 compared to the same period in 2005. The increases during the three and six month periods ended June 30, 2006 compared to the same periods during 2005 were primarily due to the previously described rig expenses, $0.3 million related to asset disposals, and $0.4 million in costs related to the rental of our facilities to third parties, all of which were incurred during the second quarter of 2006.
Exploration costs increased by $1.3 million during the second quarter of 2006 compared to the second quarter of 2005 and $1.6 million during the six month period ended June 30, 2006 compared to the same period in 2005. The increase in exploration costs is primarily due to the seismic acquisition costs described above.
The increase in depreciation expense of $0.2 million and $0.4 million for the three and six month periods ended June 30, 2006, respectively, when compared to the same periods in 2005 relates to depreciation on our company-owned rig which was not commissioned until the first quarter of 2006.
Accretion expenses relate to the amortization of the discount calculated on the liability component of the indirect participation interest agreements. Accretion expenses decreased by $0.6 million during the second quarter of 2006 compared to the second quarter of 2005 and $0.2 million during the six month period ended June 30, 2006 compared to the same period in 2005. Accretion expenses decreased during these periods primarily due to a decrease in the indirect participation interest liability and will continue to decrease in the future.
Midstream—Refining and Marketing
Quarter and six months ended June 30, 2006 compared to the same periods in 2005
The loss for our midstream business segment increased by $1.5 million during the second quarter of 2006 and $3.3 million during the six month period ended June 30, 2006 when compared to the same periods in 2005. The increased losses during the three and six month periods ended June 30, 2006 when compared to the same periods in 2005 were primarily due to the refinery being shut down for 41 and 68 days during the three and six month periods ended June 30, 2006 compared to no shut down days during the second quarter of 2005 and 12 days during the six month period ended June 30, 3005.
The refinery was shut down due to crude supply disruptions beyond our control during the first quarter of 2006 and to perform optimization work during the second quarter of 2006. The optimization work commenced during the second quarter of 2006 included the installation of new generators powered by low sulfur waxy residue and modifications of furnaces and boilers which should improve reliability and reduce fuel costs. These activities reduced our crude throughputs during the three and six month periods ended June 30, 2006 compared to the same periods in 2005. However, in order to satisfy domestic supply obligations we were required to import large quantities of distillates during first and second quarters of 2006. We receive significantly lower margins on the sale of imported products.
InterOil Corporation

The following table shows the results for our midstream business segment for the quarters and six months ended June 30, 2006 and 2005:

Midstream Operating results	Three months ended June 30,		Six months ended June 30,
($ thousands)	2006	2005	2006	2005
External sales	84,823	95,079	165,676	174,784
Inter-segment revenue	21,870	19,654	44,025	37,946
Total segment revenue	106,693	114,733	209,701	212,730
Cost of sales and operating expenses	112,108	116,958	217,658	217,147
Office and administration and other expenses	2,906	4,555	5,690	5,823
Depreciation and amortization	2,625	2,640	5,223	5,272
Interest expense	2,731	2,735	5,073	5,086
Loss from ordinary activities before income taxes	(13,677)	(12,155)	(23,943)	(20,598)
Income tax expenses	—	—	—	—
Total net loss	(13,677)	(12,155)	(23,943)	(20,598)
Revenues
Revenues decreased by $8.0 million for the three month period ended June 30, 2006 and $3.0 million for the six month period ended June 30, 2006 when compared to the same periods in 2005. Sales of products by volume were 1.3 million and 2.7 million barrels for the three and six month periods ended June, 30, 2006 compared to 1.8 million and 3.8 million barrels for the same periods in 2005. The 28% and 29% reduction in product sales by volume for the three and six month periods ended June 30, 2006 compared to the same periods in 2005 is primarily the result of our crude optimization efforts that have allowed us to produce a higher percentage of higher value products per barrel of crude processed. Sales of higher value products, primarily jet fuel, diesel and gasoline, increased during the six month period ended June 30, 2006 compared to the same period in 2005.
We believe that the refinery optimization efforts which commenced during the second quarter of 2006 and will be completed early in the third quarter of 2006 and the use of optimum crudes, when available, will improve our profitability going forward. We processed approximately 1.1 million and 2.4 million barrels during the three and six month periods ended June 30, 2006 compared to 1.8 million and 4.0 million barrels during the same periods in 2005. With the exception of the start up period, the amount of crude feedstock processed by our refinery has decreased over time due to our operational focus on optimizing crude feedstocks. Our ongoing crude selection efforts have increased the percentage of jet fuel and diesel, commonly referred to as middle distillates, produced by our refinery in relation to the amount of naphtha and low sulfur waxy residue produced per barrel of crude feedstock processed. This has allowed us to process fewer barrels of crude feedstocks while continuing to sell approximately the same amount of middle distillates to the Papua New Guinea domestic market. Middle distillates that we sell to the domestic Papua New Guinea market have a positive gross margin whereas naphtha and low sulfur waxy residue must be exported at a loss. The chart below shows the general reduction in export sales of negative margin products that we have been able to achieve since the refinery began operations.
InterOil Corporation

InterOil Corporation

Cost of Sales and Operating Expenses
Costs of sales and operating expenses decreased by $4.9 million during the second quarter of 2006 compared to the second quarter of 2005 and $0.5 million during the six month period ended June 30, 2006 compared to the same period in 2005. The decrease in costs of sales during the three and six month periods ended June 30, 2006 compared to the same periods in 2005 is primarily due to an increase in the cost of crude feedstocks offset by a reduction in the volume of products sold during the three and six month periods ended June 30, 2006 compared to the same periods in 2005.
Office and Administration and Other Expenses
Office and administration and other expenses decreased by $1.6 million during the second quarter of 2006 compared to the second quarter of 2005 and $0.1 million during the six month period ended June 30, 2006 compared to the same period in 2005. The decrease in office and administration and other expenses during the second quarter 2006 compared to the second quarter of 2005 is primarily due to foreign exchange losses decreasing from a loss of $1.6 million during the second quarter of 2005 to a gain of $1.1 million in the second quarter 2006, offset by a general increase in bank fees, and staffing, insurance, legal and maintenance costs.
Interest Expense
Interest expenses remained relatively unchanged during the three and six month periods ended June 30, 2006 compared to the same period in 2005.
Crude Prices
Due to the nature of our business, there is always a time difference between the purchase and processing of a crude feedstock and the sale of finished products to the various markets. We enter into derivative instruments to reduce the risks that changes in the price of these products during this time period expose us to as described below under “—Commodity Derivatives.” The price of Tapis crude oil, as quoted by the
InterOil Corporation

Asian Petroleum Price Index, is a benchmark for setting crude prices within the region where we operate and is used by us when we purchase crude feedstock for our refinery. The price of Tapis averaged $73.16 and $69.21 per barrel during the three and six month periods ended June 30, 2006 compared to $54.27 and $52.32 during the same periods in 2005. The pricing formula used to determine the sales price of our refined products to the domestic Papua New Guinea market does not allow us to fully recover the increased costs of working capital that result from increases in the cost of crude feedstocks.
Refinery Margin
The benchmark price for refined products in the region we operate is the average spot price quotations for refined products from Singapore reported by Platts. This benchmark is commonly referred to as the MOPS price for the relevant refined product. The distillation process our refinery uses to convert crude feedstocks into refined products is commonly referred to as hydroskimming. The theoretical margin per barrel of Tapis crude processed for a hydroskimming refinery located in Singapore assuming the sale of the refined products produced at the relevant MOPS prices is shown in the following graph. While the Singapore Tapis hydroskimming margin is a useful indicator of the general margin available for hydroskimming refineries in the region in which we operate, it should be noted that the crude feedstocks we use produce a different mix of refined products per barrel of crude feedstock processed and we have different transportation costs than refineries located in Singapore. Our refinery does realize additional margins due to its niche location when compared to refiners located in Singapore. Theoretical hydroskimming margins have increased during the past six months as can be seen from the graph below. However, volatility has increased during the past 18 months and the underlying trend continues to indicate a decrease in hydroskimming refining margins. In addition, we believe that hydroskimming margins will remain volatile given oil pricing uncertainty.
Commodity Derivatives
From time to time, we enter into derivative instruments to reduce the risks of changes in the relative prices of our crude feedstocks and refined products. These derivatives reduce our exposure to the timing differences inherent in our purchase of crude feedstocks and the sale of refined products produced using such feedstocks and to fluctuations in refining margins on the volumes hedged. However, these derivatives limit the benefit we might otherwise have received from any increases in refining margins on the hedged volumes.
InterOil Corporation

Trigger pricing and inter-month rolls initiated on the pricing of physical crude purchases in second quarter 2006, resulted in savings of $1.65 million as compared to the cost of the crude purchases had we not initiated the trigger / inter-month rolls. The trigger pricing mechanism allows us, at our option, to purchase a portion of a crude cargo at a fixed price rather than unknown future prices. Inter-month rolls allow us, at our option, to defer pricing on a portion of a crude cargo to a future month for an agreed inter-month differential. Neither of these mechanisms was in place during the second quarter of 2005.
Downstream—Wholesale and Retail Distribution
Quarter and six months ended June 30, 2006 compared to the same periods in 2005
Our downstream business segment’s net income after tax increased by $0.5 million during the second quarter of 2006 when compared to the same period in 2005 and remained relatively unchanged during the six month period ended June 30, 2006 when compared to the same period in 2005. The increase in after tax net income for the second quarter of 2006 compared to the same period in 2005 is primarily attributable to an increase in the sales price of refined products relative to our purchase price for the products sold during the second quarter of 2006 when compared to the second quarter of 2005.
The following table shows the results for our downstream business segment for the quarters and six months ended June 30, 2006 and 2005:

Downstream Operating results	Three months ended June 30,		Six months ended June 30,
($ thousands)	2006	2005	2006	2005
External sales	37,955	29,933	65,730	53,521
Inter-segment revenue	8	129	9	129
Total segment revenue	37,963	30,062	65,739	53,650
Cost of sales and operating expenses	31,820	26,382	56,994	47,061
Office and administration and other expenses	2,616	1,061	5,576	3,513
Depreciation and amortization	89	51	151	95
Interest expense	39	140	77	140
Net income (loss) from ordinary activities before income taxes	3,399	2,428	2,941	2,842
Income tax expenses (benefit)	(1,005)	(571)	(861)	(730)
Total net income (loss)	2,394	1,857	2,080	2,112
Revenues
Revenues increased by $7.9 million for the three month period ended June 30, 2006 and $12.2 million for the six month period ended June 30, 2006 when compared to the same periods in 2005. The increase in sales revenue for the three and six month periods ended June 30, 2006 compared to the previous year is primarily the result of an increase in the selling price of refined products. The average sales price of products sold per liter was $0.66 and $0.64 during the three and six month periods ended June 30, 2006 compared to $0.58 and $0.52 during the same periods in 2005. The increase in sales price was partially offset by a 1% decrease in refined products sold during the six month period ended June 30, 2006 compared to the same period in 2005. The decrease in the amount of refined products sold was primarily a result of reduced amounts of wholesale sales. Our downstream business sold 57.3 million liters and 101.9 million liters of product during the three and six month periods ended June 30, 2006 compared to 52.0 million liters and 103.0 million liters of product during the same periods in 2005.
Cost of Sales and Operating Expenses
The main cost of sales and operating expenses are derived from either purchasing products from our refinery or importing products not produced at our refinery from other parties. Costs of sales and operating expenses increased by $5.4 million for the three month period ended June 30, 2006 and $9.9 million for the six month
InterOil Corporation

period ended June 30, 2006 when compared to the same periods in 2005. The increase in expenses is a result of increases in the cost of refined products during the three and six month periods ended June 30, 2006 when compared to the same periods in 2005 and an increase in volume of sales during the second quarter of 2006 when compared to the same period in 2005. The average cost of refined products purchased was $0.56 per liter for both the three and six month periods ended June 30, 2006 compared to $0.51 per liter and $0.47 per liter for the three and six month periods ended June 30, 2005.
Office and Administration and Other Expenses
Office and administration and other expenses increased by $1.6 million for the three month period ended June 30, 2006 and $2.1 million for the six month period ended June 30, 2006 when compared to the same periods in 2005. The primary reason for the increase in office administration and other expenses for the three and six month periods ended June 30, 2006 compared to the same periods in 2005 was an increase in repair and maintenance costs and administrative costs.
Corporate and Consolidation
Quarter and six months ended June 30, 2006 compared to the same period in 2005
The following table shows our corporate level expenses and our results on a consolidated basis for the three and six month periods ended June 30, 2006 and 2005:

Corporate and consolidation	Three months ended June 30,		Six months ended June 30,
($ thousands)	2006	2005	2006	2005
External sales—elimination	—	26	—	—
Inter-segment revenue elimination(1)	(21,878)	(19,783)	(44,034)	(38,075)
Interest revenue	721	230	1,328	398
Other unallocated revenue	(23)	6	27	155
Total segment revenue	(21,180)	(19,521)	(42,679)	(37,522)
Cost of sales and operating expenses elimination(1)	(21,878)	(19,861)	(44,034)	(38,055)
Office and administration and other expenses(2)	2,150	384	3,648	1,831
Depreciation and amortization(3)	(26)	6	(47)	22
Interest expense(4)	838	119	1,123	313
Loss from ordinary activities before income taxes	(2,264)	(169)	(3,369)	(1,633)
Income tax expenses	(166)	(64)	(185)	(77)
Non-controlling interest	139	333	260	252
Total net loss	(2,291)	100	(3,294)	(1,458)

(1)	Represents the elimination upon consolidation of our refinery sales to other segments and other minor inter-company product sales.

(2)	Includes the elimination of inter-segment administration service fees.

(3)	Represents the amortization of a portion of costs capitalized to assets on consolidation.

(4)	Includes the elimination of interest accrued between segments.
Expenses
Corporate office and administration and other expenses increased by $1.8 million for both the three and six month periods ended June 30, 2006 when compared to the same periods in 2005. The primary reason for this increase was the recognition of a $1.4 million loss in connection with the amendment of the indirect participation interest agreement entered into in July 2003.
InterOil Corporation

Corporate interest expense increased by $0.7 million for the three month period ended June 30, 2006 and $0.8 million for the six month period ended June 30, 2006 when compared to the same periods in 2005. The primary reason for this increase was the borrowings under the secured loan facility entered into in May 2006.
Non-GAAP Measures
Earnings before interest, taxes, depreciation and amortization, commonly referred to as EBITDA, represents our net income (loss) plus total interest expense (excluding amortization of debt issuance costs), income tax expense, depreciation and amortization expense. We believe that EBITDA provide shareholders with useful information with which to analyze and compare our operating performance with other companies in our industry. EBITDA does not have a standardized meaning prescribed by Canadian generally accepted accounting principles and, therefore, may not be comparable with the calculation of similar measures for other companies. The items excluded from EBITDA are significant in assessing our operating results. Therefore, EBITDA should not be considered in isolation or as an alternative to net earnings, operating profit, net cash provided from operating activities and other measures of financial performance prepared in accordance with Canadian generally accepted accounting principles. Further, EBITDA is not a measure of cash flow under Canadian generally accepted accounting principles and should not be considered as such.
The following table reconciles net income (loss), a Canadian generally accepted accounting principles measure, to EBITDA, a non-GAAP measure.

Quarters ended	2006		2005 (adjusted)				2004
($ thousands) (unaudited)	Jun 30	Mar 31	Dec 31	Sept 30	June 30	Mar 31	Dec 31	Sep 30
Earnings before interest, taxes, depreciation and amortization	(10,258)	(9,105)	(5,565)	3,485	(6,856)	(5,688)	(40,306)	(3,534)
Upstream	(4,013)	(2,581)	(3,217)	(2,058)	(2,651)	(1,604)	(37,395)	(360)
Midstream	(8,320)	(5,326)	(6,470)	6,000	(6,778)	(3,460)	(2,684)	(1,538)
Downstream	3,527	(358)	3,674	2,526	2,619	629	3,441	1,734
Corporate & Consolidated	(1,452)	(840)	448	(2,983)	(46)	(1,253)	(3,668)	(3,370)
Subtract:
Interest expense	3,609	2,666	2,989	2,454	2,997	2,547	2,605	573
Upstream	1	1	(6)	2	2	2	5	—
Midstream	2,731	2,342	2,755	2,320	2,736	2,351	844	—
Downstream	39	38	43	42	140	—	423	31
Corporate & Consolidated	838	285	197	90	119	194	1,333	542
Income taxes & non-controlling interest	1,032	(245)	910	1,000	301	253	687	622
Upstream	—	—	—	—	—	—	—	—
Midstream	—	—	—	—	—	—	—	—
Downstream	1,005	(144)	1,061	965	571	159	772	625
Corporate & Consolidated	27	(101)	(151)	35	(270)	94	(85)	(3)
Depreciation & amortization	2,862	2,837	2,698	2,943	2,699	2,867	258	188
Upstream	173	198	96	213	2	3	5	2
Midstream	2,626	2,598	2,662	2,663	2,641	2,632	312	(138)
Downstream	89	62	55	54	51	215	(103)	317
Corporate & Consolidated	(26)	(21)	(115)	13	5	17	44	7
Net income (loss) per segment	(17,761)	(14,363)	(12,162)	(2,912)	(12,853)	(11,355)	(43,856)	(4,917)
Upstream	(4,187)	(2,780)	(3,307)	(2,273)	(2,655)	(1,609)	(37,405)	(362)
Midstream	(13,677)	(10,266)	(11,887)	1,017	(12,155)	(8,443)	(3,840)	(1,400)
Downstream	2,394	(314)	2,515	1,465	1,857	255	2,349	761
Corporate & Consolidated	(2,291)	(1,003)	517	(3,121)	100	(1,558)	(4,960)	(3,916)
InterOil Corporation

Capital Resources
Operating Activities
For the quarter ended June 30, 2006, cash used in our operating activities was $26.7 million compared with $65.0 million for the quarter ended June 30, 2005. For the quarter ended June 30, 2006, we had a consolidated net loss of $17.8 million compared to a consolidated net loss of $12.9 million for the same quarter in 2005. Our primary uses of cash for operating activities during the second quarter of 2006, other than the activity related to deriving net income (loss), were $53.3 million attributable to increases in inventory balances for crude and refined product, offset by a $2.1 million decrease in our trade receivables and a $34.2 million increase in accounts payable and accrued liabilities. For the quarter ended June 30, 2005, our primary uses of cash for operating activities were $30.8 million for increases in trade receivables and $25.2 million for decreases in accounts payable and accrued liabilities.
For the six months ended June 30, 2006, cash used in our operating activities amounted to $18.7 million compared with $35.7 million for the same period in 2005. The primary uses of cash for operating activities during the six month period ended June 30, 2006 were $64.3 million for increases in inventories offset by $16.9 million in decrease in trade receivables and $41.5 million in increase in accounts payable. For the six months ended June 30, 2005, the primary use of cash in operating activities were $22.5 million in increase in inventories and $4.3 million in decrease in accounts payable and accrued liabilities offset by a $7.2 million decrease in trade receivables.
Investing Activities
For the quarter ended June 30, 2006, cash used on our investing activities was $20.5 million compared with $17.4 million for the quarter ended June 30, 2005. During the second quarter of 2006, cash used on investing activities consisted primarily of a $12.3 million increase to our secured cash balances, $8.7 million spent on oil and gas exploration, and $5.4 million spent on plant and equipment offset by proceeds on the sale of assets of $3.7 million and increases in accounts payable and accrued liabilities of $2.2 million. For the quarter ended June 30, 2005, cash used in investing activities consisted primarily of $8.7 million for oil and gas exploration, $3.7 million for restricted cash to support our crude import facility and $1.4 million for refinery plant and equipment investments.
For the six months ended June 30, 2006, cash used on investing activities amounted to $41.6 million compared to cash received of $38.7 million for the comparative period in 2005. During the six month period ended June 30, 2006, cash used in investing activities consisted primarily of a $9.8 million increase to our secured cash balances, $20.1 million spent on oil and gas properties, and $10.2 million spent on plant and equipment offset by proceeds on the sale of assets of $3.7 million and a deposit on the acquisition of Shell’s downstream assets in PNG of $4.5 million. For the six months ended June 30, 2005, cash received from investing activities amounted to $80.4 million in proceeds from the indirect participation interest agreement entered into in February 2005 and a $3.0 million increase in accounts payable and accrued liabilities. These amounts were offset by expenditures on oil and gas properties of $13.9 million, the payment of $12.2 million in financing for the BP acquisition transaction, the payment of $2.0 million on plant and equipment and a $16.7 million increase in restricted cash balances to support our crude import facility.
Financing Activities
For the quarter ended June 30, 2006, cash proceeds from our financing activities were $69.8 million compared with $57.5 million for the quarter ended June 30, 2005. During the second quarter of 2006, amounts received from financing activities included $79.5 million of net proceeds from a secured loan facility entered into in May 2006 and $17.3 million as proceeds from the crude import facility. Cash received from financing proceeds during the second quarter of 2006 were offset by $22.9 million in repayments of an unsecured loan and $4.5 million in repayments under the secured loan agreement entered into in June 2001. Amounts received from financing activities during the second quarter of 2005 consisted of $56 million in crude import facility proceeds and $2.1 million of net proceeds from the issuance of common shares upon exercise of options. Cash received from financing activities during the second quarter of 2005 was partially offset by $0.6 million in repayments of loans from related parties.
InterOil Corporation

For the six months ended June 30, 2006, cash received from financing activities amounted to $61.8 million compared to cash received of $52.1 million for the comparative period in 2005. During the six month period ended June 30, 2006, cash received from financing activities consisted primarily of $79.5 million in proceeds from a secured loan facility entered into in May 2006, $7.9 million in proceeds from the crude import facility, and $0.5 million received from the issue of common shares upon exercise of options. These inflows were offset by $21.5 million in repayments of an unsecured loan, $4.5 million of repayments of the secured loan agreement entered into in June 2001 and $0.1 million in financing fees. For the six months ended June 30, 2005, cash received from financing activities primarily consisted of $20.0 million from an unsecured loan, $22.7 million as proceeds from the indirect participation interest agreement entered into in February 2005, $6.4 million from the crude import facility and $4.0 million in proceeds from the issue of common shares from option conversion offset by $1.1 million in repayments to related parties.
Upstream Capital Expenditures
Our capital expenditures for exploration in Papua New Guinea were $10.9 million for the three month period ended June 30, 2006 and $22.1 million for the six month period ended June 30, 2006 compared with $5.2 million and $10.4 million during the same periods in 2005. Our capital expenditures during the second quarter of 2006 consisted of $7.4 million for the drilling and testing of the Elk exploration well, $2.5 million for seismic and airborne gravity surveys, $0.7 million for rig equipment and $0.3 million for lease acquisitions. The increase in capital expenditures during the three and six month periods ended June 30, 2006 compared to the same periods of 2005 is due to increased drilling operations and conducting seismic and airborne gravity surveys that were not performed during the same periods in 2005.
Midstream Capital Expenditures
Our capital expenditures for our refining and marketing business segment were $5.7 million for the three month period ended June 30, 2006 and $8.6 million for the six month period ended June 30, 2006 compared with $0.9 million and $2.6 million during the same periods in 2005. The increase in capital expenditures during the three and six month periods ended June 30, 2006 is primarily related to our refinery optimization program that was initiated in the second half of 2005 and is expected to be completed during the third quarter of 2006.
Downstream Capital Expenditures
Our capital expenditures for our wholesale and retail distribution business segment were $0.4 million for the three month period ended June 30, 2006 and $1.0 million for the six month period ended June 30, 2006 compared with $0.4 million and $0.8 million during the same periods in 2005. Our second quarter 2006 capital expenditures consisted of costs associated with the construction and purchase of storage tanks and related infrastructure and a down payment on new fuel distribution software for the downstream business.
Liquidity
Sources of Capital
Upstream
We currently fund all of our upstream capital expenditures using the proceeds of the $125 million Indirect Participation Interest Agreement that we entered into in February 2005.
Midstream
In August 2006, we renewed, subject to the execution of definitive legal documents, our Secured Revolving Crude Import Facility with BNP Paribas (Singapore Branch), increasing the facility from $150 million to $170 million. This crude import facility is used to finance purchases of crude feedstocks for our refinery. Our ability to borrow additional amounts under this crude import facility expires on June 30, 2007. As of June 30, 2006, $78.6 million remained outstanding under the crude import facility. The weighted average interest rate under the crude import facility was 7.15% for the six month period ended June 30, 2006.
InterOil Corporation

Downstream
Our downstream working capital and capital programs are funded by cash provided by operating activities.
Corporate
On May 4, 2006, we entered into a $130 million two year secured loan facility. The initial interest rate under this secured loan facility is 4%, and could increase to 10% if we do not enter into an agreement with the lenders under this facility related to the development of a liquefied natural gas facility. We received $65 million in gross proceeds on the closing date of this secured loan facility and a further $17.5 million on June 29, 2006. A portion of these proceeds was used to repay $25.3 million in principal and interest outstanding under an unsecured loan that we entered into on January 28, 2005. An additional $17.5 million in borrowings were received under this secured loan facility in July 2006, bringing the total borrowings under the facility to $100.0 million. We are currently working with the lenders under our secured loan facility to make the balance of $30.0 million of this facility available.
Capital Requirements
The capital requirements for each of our business segments are discussed below. The oil and gas industry is capital intensive and our business plans involve raising additional capital. The availability and cost of such capital is highly dependent on market conditions at the time we raise such capital.
Upstream
We are obligated under our $125 million Indirect Participation Agreement entered into in February 2005 to drill eight exploration wells. We are currently drilling our third exploration well (Elk #1), pursuant to this indirect participation interest agreement. We believe the $125 million raised from investors pursuant to the agreement is sufficient to meet this obligation. The cost of drilling exploration wells in Papua New Guinea is subject to numerous factors, including the location where such wells are drilled. We believe that we will be able to reduce the cost of future exploration wells; however, if we are unable to drill future exploration wells at a cost per well that is significantly lower than the current cost of the Elk discovery well drilled pursuant to this agreement, we may not have sufficient funds to satisfy our obligations under the indirect participation agreement entered into in February 2005, and would look to farm-in or raise additional capital. As of June 30, 2006, we had incurred $67 million in capital expenditures related to the drilling of the eight exploration wells required to be drilled pursuant to the indirect participation interest agreement entered into in February 2005 and $45.3 million of the $116.9 million of net proceeds from that agreement remained available.
In order to evaluate the discovery of gas and gas liquids disclosed under “Results of Operations—Upstream—Exploration and Production,” we will be required to drill additional appraisal wells. We are not permitted to use proceeds raised under our indirect participation interest agreement entered into in February 2005 to drill these wells. As a result, we will be required to obtain the consent of the investors under the indirect participation interest agreement entered into in February 2005 to use these funds to drill non-exploration wells or raise additional funds to support this development. We can provide no assurances that we will be able to obtain such approvals or financing on terms that are acceptable to us.
Midstream
We believe that we will have sufficient funds from the proceeds of our secured loan facility entered into in May 2006 to pay our estimated capital expenditures for the second half of 2006. While cash flows from operations are expected to be sufficient to cover the costs of operating our refinery and the financing charges incurred under our crude import facility, our refinery may not generate sufficient cash flows to cover all of the interest and principal payments under our other secured loan agreements. As a result, we may be required to raise additional capital and/or refinance these facilities. We can provide no assurances that we will be able to obtain such additional capital or that our lenders will agree to refinance these facilities, or, if available, that the terms of any such capital raising or refinancing will be acceptable to us.
InterOil Corporation

Downstream
We believe that our cash flows from operations will be sufficient to meet our estimated capital expenditures for our wholesale and retail distribution business segment of $1.1 million for the second half of 2006, excluding the amounts needed to acquire Shell’s distribution business in Papua New Guinea. We have entered into an agreement to acquire Shell’s distribution business in Papua New Guinea for $10 million that is expected to close early in the fourth quarter of 2006. We have already paid a deposit of $4.5 million to Shell. In addition to the payment of the unpaid purchase price of $5.5 million, we will be required to pay an estimated $10 million for receivables and existing inventories of refined products after the closing date. If the lenders under our secured loan facility entered into in May 2006 agree to make additional funds available to us under this facility, these funds will be sufficient to fund the acquisition of Shell’s downstream distribution business in Papua New Guinea.
Contractual Obligations and Commitments
The following table contains information on payments for contracted obligations as of June 30, 2006 that we have over the next five years and it should be read in conjunction with our financial statements and the notes thereto:

Payments Due by Period
Contractual obligations		Less than	1-2	2-3	3-4	4-5	More than
(in thousands)	Total	1 year	years	years	years	years	5 years
Secured loan obligations	$163,000	$9,000	$91,500	$9,000	$9,000	$9,000	$35,500
Indirect participation interest(1)	$1,761	$1,569	$192
Indirect participation interest(2)	$52,160	$28,882	$23,278	—	—	—	—
Capital expenditure commitments relating to refinery optimization program(3)	$970	$970	—	—	—	—	—
Petroleum prospecting and retention licenses(4)	$51	$51	—	—	—	—	—
Acquisition of Shell PNG(5)	$15,500	$15,500
Total	$233,442	$55,972	$114,970	$9,000	$9,000	$9,000	$35,500

(1)	These amounts represent the estimated present value of the cost of completing our commitment to drill exploration wells under our indirect participation interest agreement entered into in July 2003. See Note 16 to our unaudited financial statements for the three and six month periods ended June 30, 2006 and 2005.

(2)	These amounts represent the estimated present value of the cost of completing our commitment to drill exploration wells under our indirect participation interest agreement entered into in February 2005. See Note 16 to our unaudited financial statements for the three and six month periods ended June 30, 2006 and 2005.

(3)	The company is in the process of a number of projects relating to optimizing the refinery’s output. Further capital expenditure commitments of approximately $1.0 million have been made with respect to this program.

(4)	The amount pertaining to the petroleum prospecting and retention licenses represents the amount InterOil has committed to spend to its joint venture partners. In addition to this amount, InterOil must drill an exploration well in Petroleum Prospecting License 237 prior to the end of March 2009 in order to retain this license. As the cost of drilling this well cannot be estimated, it is not included within the above table.

(5)	The acquisition cost of Shell’s downstream distribution consists of $10.0 million in purchase price, $4.5 million of which has already been paid, plus the value of the working capital in the business on the closing date which is estimated to be approximately $10.0 million.
Off-Balance Sheet Arrangements
As of June 30, 2006, we did not have any off balance sheet arrangements and did not enter into any during the three month period ended June 30, 2006, including any relationships with unconsolidated entities or financial partnerships to enhance perceived liquidity.
InterOil Corporation

Transactions with Related Parties
Petroleum Independent and Exploration Corporation, a company owned by Mr. Mulacek, our Chairman and Chief Executive Officer, earned a management fee of $37,500 during the second quarter of 2006. This management fee relates to Petroleum Independent and Exploration Corporation being appointed the General Manager of one of our subsidiaries, S.P. InterOil, LDC.
Breckland Limited provides technical and advisory services to us on normal commercial terms. Roger Grundy, one of our directors, is also a director of Breckland Limited and he provides consulting services to us as an employee of Breckland. Breckland was paid $107,242 during the second quarter of 2006 and $31,543 during the second quarter of 2005.
Amounts due to directors for directors’ fees totaled $30,500 at June 30, 2006 compared to $30,500 at June 30, 2005. At June 30, 2006, $83,333 was due to executive officers for bonuses.
Share Capital
Our authorized share capital consists of an unlimited number of common shares with no par value. As of June 30, 2006, we had 29,799,513 common shares outstanding and 36,366,694 common shares on a fully diluted basis.

Share Capital	Number of shares
Balance, December 31, 2002	20,585,943
Shares issued for cash	3,817,500
Shares issued for debt	31,240
Shares issued on exercise of options	381,278
Balance, December 31, 2003	24,815,961
Shares issued for debt	3,184,828
Shares issued on exercise of options	310,095
Balance, December 31, 2004	28,310,884
Shares issued on exercise of options	781,268
Shares issued on exercise of warrants	19,168
Shares issued for debt	52,000
Balance December 31, 2005	29,163,320
Shares issued from January 1, 2006 to March 31, 2006	—
Balance March 31, 2006	29,163,320
Shares issued on exercise of options	60,618
Shares issued on conversion of indirect participation interest	575,575
Balance June 30, 2006	29,799,513
Remaining stock options authorized	2,888,600
Remaining shares issuable upon exercise of warrants	340,247
Remaining conversion rights authorized(1)	3,333,334
Other	5,000
Balance June 30, 2006 Diluted	36,366,694

(1)	In 2005, we sold indirect participation working interests in our exploration program. Some of the investors under our indirect participation interest agreement entered into in February 2005 have the right to convert, under certain circumstances, their interest to our common shares. If 100% of the investors under our indirect participation interest agreement entered into in February 2005 choose to convert their interests, we would be required to issue an additional 3,333,334 common shares.
InterOil Corporation

Financial and Derivative Instruments
With the exception of cash and cash equivalents and restricted cash, all financial assets are non-interest bearing. During the six months ended June 30, 2006, we earned 4.2% on the cash on deposit related to the crude import facility. In the six months ended June 30, 2006, cash and cash equivalents earned an average interest rate of 3.2% per annum on cash, other than the cash on deposit that was related to the crude import facility, compared to 2.0% during the same period in 2005.
Credit risk is minimized as all cash amounts and certificate of deposit are held with large banks which have acceptable credit ratings determined by a recognized rating agency. The carrying values of cash and cash equivalents, trade receivables, all other assets, accounts payable and accrued liabilities, all short-term loan facilities and amounts due to related parties approximate fair values due to the short term maturities of these instruments.
Restricted Cash
Restricted cash is comprised of the following:

Restricted cash	Balance at June 30,
As at December 31, 2005	2006	2005
Cash deposit on crude import facility (4.2%)	24,424,625	27,161,495
Cash deposit on secured loan agreement (3.8%)	636,923	5,040,503
Bank term deposits on Petroleum Prospecting licenses (0.9%)	104,849	103,674
Debt reserve for secured loan facility (3.7%)	1,300,000	—
Cash deposit on office premises	42,770	—
Total	26,509,167	32,305,672
Cash held as a deposit on the crude import facility secures a portion our crude import facility entered into in August 2006. The cash held as a deposit on the secured loan agreement provides a portion of the security for our secured loan agreement entered into in June 2001. Bank term deposits on Petroleum Prospecting Licenses are unavailable to us while Petroleum Prospecting Licenses 236, 237 and 238 are being utilized.
Foreign Currency Hedge Contracts
We had no outstanding foreign currency forward contracts at June 30, 2006 and 2005.
Commodity Derivative Contracts
From time to time, we enter into derivative instruments to reduce the risks of changes in the relative prices of our crude feedstocks and refined products. The derivatives reduce our exposure on the hedged volumes based on timing differences and also to decreases in refining margins. However, these derivatives limit the benefit we might otherwise have received from any increases in refining margins on the hedged volumes. We use derivative commodity instruments to manage exposure to price volatility on a portion of our refined product and crude inventories.
For a description of our current derivative contracts as of June 30, 2006, see Note 6 to our unaudited financial statements for the three and six month periods ended June 30, 2006 and 2005.
Critical Accounting Estimates
Certain of our accounting policies require that we make appropriate decisions with respect to the formulation of estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses. For a discussion of those accounting policies, please refer to our Management’s Discussion and Analysis for the year ended December 31, 2005 available at www.sedar.com.
InterOil Corporation

New Accounting Standards
For a discussion of the new accounting standards to be used by us in 2006, please refer to our Management’s Discussion and Analysis for the year ended December 31, 2005 available at www.sedar.com.
Public Securities Filings
You may access additional information about us, including our Annual Information Form, which is filed with the Canadian Securities Administrators at www.sedar.com, and our Form 40-F, which is filed with the U.S. Securities and Exchange Commission at www.sec.gov.
InterOil Corporation